EXHIBIT 3

FOR IMMEDIATE RELEASE
                                                                  April 25, 2003
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and COO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
(Manager, Accounting Department)
Phone: +81-(0)3-3342-7500

  Advantest Announces the Transfer of a Manufacturing Division to a Subsidiary
                  and a Related Merger between Two Subsidiaries

Tokyo - April 25, 2003 - Advantest Corporation ("Advantest") announced that it plans to transfer its manufacturing division related to automated test equipment to a wholly-owned subsidiary, Advanelectron Co., Ltd. ("Advanelectron") on or around July 1, 2003. This plan has been approved by Advantest's Board of Directors on April 25, 2003.

In connection with the above transfer, Advanelectron's Board of Directors approved a merger between itself and Advantest Instruments Corporation ("Advantest Instruments"), also a wholly-owned subsidiary of Advantest.


1. Purpose of the transfer and the merger between subsidiaries

     Within the Advantest group, Advanelectron produces automatic test equipment boards, while Advantest's manufacturing division performs the assembly, testing, calibration, inspection, and other tasks during the final production process of automated test equipment. In addition, both Advantest and Advantest Instruments produce measuring instruments.

     As part of its on-going structural reform efforts, Advantest will spin off the back-end manufacturing of automated test equipment and part of its measuring instruments production to Advanelectron, a manufacturing subsidiary which perform the front-end manufacturing of automated test equipment. It will also cause Advenelectron to merge with Advantest Instruments, a manufacturing subsidiary which produces measuring instruments. These steps are aimed at improving efficiency and streamlining operations through the integration of production operations.


2. Outline of the spin-off

(1) Schedule of the spin-off

       Board meeting to approve the spin-off contract:     April 25, 2003

       Date of execution of the spin-off contract:         April 25, 2003

       Spin-off date:                                      July 1, 2003
                                                           (to be confirmed)

       Business registration:                              July 1, 2003
                                                           (to be confirmed)


(2) Method of spin-off

     1) Method of spin-of

         The spin-off will be conducted as a split and transfer (bunsha-gata no kyushu-bunkatsu) under the Commercial Code of Japan in which Advantest will be the transferor company and Advanelectron will be transferee company.


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         The transferee company will be renamed Advantest Manufacturing, Inc.
     effective on or around July 1, 2003.



     2) Reason for choosing this method of spin-off

         In light of the simplicity of the required legal procedures and the schedule involved, Advantest believes that the split and transfer is the most suitable method for consummating the proposed consolidation of its manufacturing operations.


(3) Allotment of share

     1) Share allotment ratio

         In connection with the spin-off, Advanelectron will issue one (1) share of common stock, which will be allotted and delivered to Advantest.

     2) Basis for calculating the share allotment ratio

         Advanelectron is a wholly-owned subsidiary of Advantest and the spin-off will be conducted as a split and transfer in which the transferee will allot all shares that it issues to the transferor. Therefore, there will be no change to the net assets of Advantest caused by the spin-off and will have no direct effect on Advantest's shareholders. Accordingly, the number of shares allotted was determined upon discussions between the two companies in consideration of such factors as the capital stock of the transferee company.

     3) Results of calculation by an independent party, and the method and basis used thereby

         No independent party was involved in the calculation by reason of 2) above.


(4) Increase of capitalization as a result of the spin-off and merger

     As a result of this spin-off, the capital stock of Advanelectron, the transferee company, increases by (Y)10 million. Further, as a result of the merger, the capital stock of Advanelectron, the surviving company, will increase by (Y)20 million. As a result, the capital stock of Advanelectron after the spin-off and merger will be (Y)80 million.


(5) Spin-off consideration

     No consideration is paid.


(6) Rights and obligations succeeded by the transferee company

     1) Assets and liabilities to be transferred

         Advantest will transfer to Advanelectron the assets and obligations and all rights and obligations incidental thereto of the transferred business.

     2) Contractual rights and obligations to be transferred

         Advantest will transfer to Advanelectron the ongoing sales contracts entered into with customers and suppliers with respect to the transferred business, freight contracts entered into with freight carriers, and office equipment leases entered into with other companies.


(7) Ability to repay debts

     Since the debt obligations will become joint and several, Advantest assesses that, considering its financial position, it will be able to guarantee the performance of the obligations that will become due after


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the spin-off.


(8) Directors newly elected from the transferor company

     No director or statutory auditor will be elected with respect to this spin-off.

3. Outline of the transferor and transferee companies (as of March 31, 2003)


---------------------------------------------------------------------------------------------------------------------------------
(1)  Name of company                         Advantest Corporation                        Advanelectron Co., Ltd.
                                             (Transferor company)                           (Transferee company)

(2)  Description of business      The development, manufacturing and sales            The manufacturing of automated test
                                  of automated test equipment and                     equipment
                                  measuring instruments

(3)  Date of incorporation        December 16, 1954                                   August 1, 1984

(4)  Location of head office      1-32-2 Asahicho, Nerima-ku, Tokyo                   68 Nishino, Menuma-machi,
                                                                                      Osato-gun, Saitama Prefecture

(5)  Company representative       Toshio Maruyama, President and COO                  Hiromi Maruyama, President and
                                                                                      Representative Director

(6)  Capitalization               32,362 million yen                                  50 million yen

(7)  Outstanding number of        99,783 thousand shares                              1 thousand shares
shares

(8)  Stockholders' equity         178,253 million yen                                 932 million yen

(9)  Total assets                 235,456 million yen                                 1,421 million yen

(10) Fiscal year end              March 31                                            March 31

(11) Number of employees          1,607                                               197

(12) Major customers              Domestic and overseas manufacturers,                Advantest Corporation and its affiliates
                                  governmental agencies, etc.

(13) Major shareholders and       Mizuho Trust & Banking Co., Ltd.                    Advantest Corporation - 100%
their holding ratios (as of       (retirement benefit trust (Fujitsu
March 31, 2003)                   account)) - 16.0%
                                  Japan Trustee Services Bank, Ltd. - 5.1%
                                  Fujitsu Ltd. - 4.0%
                                  Master Trust Bank of Japan, Ltd. - 3.6%
                                  UFJ Trust Bank Limited - 3.6%

(14) Main banks                   Mizuho Corporate Bank                               Saitama Resona Bank, Limited
                                  Shinsei Bank, Limited
                                  Bank of Tokyo-Mitsubishi, Ltd.

(15) Relationship between the     Capital              Advantest Corporation owns all shares of Advanelectron Co., Ltd.
parties

                                  Personnel            Advantest Corporation sends advisors and seconds employees to
                                                       Advanelectron Co., Ltd.

                                  Transactions         Advantest Corporation outsources manufacturing to Advanelectron
                                                       Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------



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

(16) Results of the past three fiscal years                                                  (in million yen)
-----------------------------------------------------------------------------------------------------------------
                                         Advantest Corporation                  Advanelectron Co., Ltd.
                                         (Transferor company)                     (Transferee company)
------------------------------------------------------------------------ ----------------------------------------
   Fiscal year                        2000         2001         2002          2000          2001          2002
---------------------------------- ----------- ------------ ------------ ------------- ------------- ------------
   Net sales                         225,309       72,928       76,686        54,508        17,124         9,510
   Operating income                   47,802      (39,098)     (18,209)        1,442          (328)         (569)
   Ordinary income                    51,177      (35,310)     (19,084)        1,443          (350)         (575)
   Net income                         31,820      (19,265)     (11,467)          811          (205)         (336)
   Net income per share (yen)         319.08      (193.71)     (116.49)      811,291      (205,240)     (336,083)
   Dividend per share (yen)               50           40           30       282,000       406,000       850,000
   Stockholders' equity             2,316.01     2,051.71     1,814.36     2,730,313     2,119,073       932,990
   per share (yen)
-----------------------------------------------------------------------------------------------------------------



4. Description of the business operation to be spun-off

     (1) Description of the manufacturing operation

      The manufacturing division which performs the assembly, calibration, inspection, etc. of automated test equipment, the manufacturing control division for automated test equipment, and the manufacturing control division for measuring instruments

     (2) The asset and liability items to be transferred and their respective amounts

                                                                                              (In million Yen)
        ----------------------------------------------------------------------------------------------------------
                               Assets                                             Liabilities
        ------------------------------------------------------ ---------------------------------------------------
                     Item                 Carrying amount                Item                 Carrying amount
        --------------------------- -------------------------- --------------------------- -----------------------
        Current assets                                681        Current liabilities                       36
        Noncurrent assets                              11        Long-term liabilities                    645
        Total                                         692        Total                                    681

        ----------------------------------------------------------------------------------------------------------

     (3) Net sales of the business operation to be spun-off

      The business operation to be spun-off constitutes a part of the automated test equipment and measuring instrument manufacturing divisions of Advantest, and net sales of these divisions are not recorded separately from other parts of the company.

1.   Conditions of Advantest after the spin-off

     (1) Name of company, description of business, location of head office, company representative, capitalization and fiscal year end

          The spin-off will have no effect on Advantest with respect to the above items.

     (2)  Total assets

          Advantest's total assets will decrease by an amount equivalent to the liabilities succeeded by Advanelectron.

     (3)  Effect on financial results

          Any effect on Advantest's consolidated results is expected to be insignificant.


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(Reference)

Outline of the merger

     (1) Schedule of the merger

     Board meeting to approve the merger contract:            April 25, 2003

     Date of execution of the merger contract:                April 25, 2003

     Shareholders' meeting to approval the merger contract:   May 14, 2003
                                                              (to be confirmed)

     Date of merger:                                          July 1, 2003
                                                              (to be confirmed)

     Business registration:                                   July 1, 2003
                                                              (to be confirmed)

     (2) Method of merger

     The merger will conducted as a merger in which Advanelectron will be the surviving company and Advantest Instruments will be the disappearing company.


Outline of Advantest Instruments

     (1) Description of business: Manufacturer of measuring instruments

     (2) Location of head office: 3685-1 Oura-machi, Oura-gun, Gunma Prefecture

     (3) Representative person: Katsusaburo Kawaguchi, President and Representative Director

     (4) Capitalization: 400 million yen (as of the execution date of the merger contract)

     (5) Shareholder: 100% owned by Advantest

     (6) Net sales: 3.5 billion yen (fiscal year ended March 2003)


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